Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com
J. Stephen Feinour
jfeinourjr@stradley.com
215.564.8521

May 29, 2025

Filed via EDGAR

Ms. Lisa N. Larkin

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”)
(File Nos. 811-23504; 333-235734)

Dear Ms. Larkin:

On behalf of the Trust, below are the Trust’s responses to the comments you provided with regard to Post-Effective Amendment No. 58 (the “Amendment”) to the Trust’s registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2025 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”). The Amendment was filed in order to register two new series of the Trust, the AllianzIM U.S. Equity Buffer15 ETF and AllianzIM U.S. Equity Buffer100 Protection ETF (each a “Fund” and together, the “Funds”).

Below we have provided your comments and the Trust’s responses. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

General

1.	Comment: Considering the AllianzIM U.S. Equity Buffer100 Protection ETF’s strategy, please explain supplementally why including “Buffer100 Protection” in the Fund’s name is not materially deceptive or misleading.

Response: The Trust believes that the use of “Buffer100 Protection” in the Fund’s name clearly demonstrates that the Fund’s investment strategy is designed to provide protection through a downside loss buffer against 100% of Underlying ETF losses, illustrative of the high level of downside risk management the Fund seeks over the Outcome Period. For example, the prospectus states:

The Fund seeks to provide a downside protection buffer against 100% of Underlying ETF losses, after taking into account the Fund’s annualized management fee. This means that in down markets, the Fund will seek to maintain approximately a 0% return (i.e., not experience any losses experienced by the Underlying ETF) at the end of each Outcome Period.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California

A Pennsylvania Limited Liability Partnership

The “Buffer100” formulation is also consistent with the fund naming convention utilized across the fund complex, where the buffer level is disclosed in each fund’s name. The Trust respectfully acknowledges that pursuant to Section 35(d) of the 1940 Act a fund’s name may not be materially deceptive or misleading and confirms that the use of “Buffer100 Protection” in the Fund’s name is appropriate in relation to the Fund’s investment objective and investment strategies. Accordingly, the Trust believes that no changes to the Fund’s name are needed.

Statutory Prospectus

2.	Comment: Please add the Fund’s investment objective to the Additional Information About the Fund’s Principal Investment Strategies section pursuant to Item 9(a) of Form N-1A.

Response: The Trust has added the requested disclosure to the statutory prospectus for each Fund.

Back Cover

3.	Comment: Please add the Fund’s 1940 Act file number to the back cover of the prospectus pursuant to Item 1(b)(4) of Form N-1A.

Response: The Trust has added the 1940 Act file number to the back cover of the prospectus for each Fund.

* * * * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc: Amanda Farren